UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-140510

Barrington Broadcasting Group LLC

Barrington Broadcasting Capital Corporation

(Exact name of registrant as specified in its charter)

2500 W. Higgins Road, Suite 155

Hoffman Estates, Illinois 60169

(847) 884-1877

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10½% Senior Subordinated Notes due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Barrington Broadcasting Group LLC and Barrington Broadcasting Capital Corporation have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	October 23, 2008	By:	/s/ Warren Spector
Name: Warren Spector
Title: Chief Financial Officer